

April 1, 2013

<u>Via E-mail</u>
Paul Reilly
Chief Financial Officer
Arrow Electronics, Inc.
7459 S. Lima Street,
Englewood, Colorado 80112

> **Re:** **Arrow Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 001-04482**

Dear Mr. Reilly:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1.  Business, page 3</u>

1.      We note you have not included disclosure regarding intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K, yet you have included a risk factor regarding intellectual property on the bottom of page 12.  Please tell us why you have not included the disclosure requested and how your disclosure in future filings will appear.

<u>Competition, page 5</u>

2.      It appears there may be a small number of competitors that are dominant in your industry. If true, please expand your disclosure in future filings to include all information required by Item 101(c)(1)(x) of Regulation S-K. Also, please expand your disclosure regarding price competition in your markets.

<u>Item 7. Management's Discussion and Analysis, page 22</u>

3.      We note your disclosure here and throughout Management's Discussion and Analysis of consolidated sales, gross profit and selling, general and administrative expenses on an adjusted basis to remove the impact of acquisitions and foreign currency, referred to as "pro forma". Please tell us the reason for your reference to pro forma and whether these amounts are prepared in accordance with Article 11 of Regulation S-X. Explain why you have referred to this information as "pro forma" rather than "adjusted." Please also tell us your consideration of providing the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures.

<u>Note 1. Summary of Significant Accounting Policies, page 46</u>

<u>Revenue Recognition, page 49</u>

4.      We see that in the third quarter of fiscal 2012 you prospectively revised the presentation of certain fulfillment contracts to present revenues on an agency basis as net fees. Please describe the specific reasons and circumstances for this change and why this was done prospectively. In addition, tell us the specific terms of the fulfillment contracts which support the presentation of the sales on a net basis, refer to the factors outlined in FASB ASC 605-45-45 in your response. In this regard, please describe the accounting policy and control procedures in place which identified these contracts as being improperly classified. Discuss how often existing contracts are reviewed and analyzed to confirm accounting policies are properly followed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief